Exhibit 99.1

NewsRelease

TransCanada Announces Successful Canadian Mainline
Open Season Results

Successful Open Season Confirms Strong Support to Move
Additional Western Canadian Natural Gas to Eastern Markets

CALGARY, Alberta - March 13, 2017 - News Release - TransCanada Corporation (TSX:TRP) (NYSE:TRP) (TransCanada) today announced the successful conclusion of a long-term, fixed-price Open Season to transport natural gas on the Canadian Mainline from the Empress receipt point in Alberta to the Dawn hub in Southern Ontario. The company confirmed that its recent Open Season resulted in binding, long-term contracts from Western Canada Sedimentary Basin (WCSB) gas producers to transport 1.5 PJ/d of natural gas at a simplified toll of $0.77/GJ.

“Today, WCSB producers are facing a much more challenging landscape than they have in the past. This new offering helps our customers compete more effectively by utilizing existing capacity on the Canadian Mainline, and demonstrates the importance and value of this system to deliver their products to markets in Eastern Canada and the Northeast U.S.,” said Russ Girling, president and chief executive officer, TransCanada.

“This long-term agreement provides significant benefits for our customers, shareholders, communities and governments that depend on the economic benefits that are generated by natural gas exploration, production and transportation,” added Girling. “In addition to utilizing existing capacity and pipelines already in operation, the incremental revenue generated from this offering will make the Canadian Mainline more competitive.”

Key highlights of the Revised Long-Term Fixed Pricing Open Season:

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Collectively, customers have signed long-term binding contracts to transport 1.5 PJ/d of natural gas from the Empress receipt point in Alberta to the Dawn hub in southern Ontario, at a single toll of $0.77/GJ.

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The term of the contract is 10 years and has early termination rights that can be exercised following the initial five years of service (upon payment of an increased toll for the final two years of the contract).

•	The service can be provided entirely with existing facilities.

•	The targeted in-service date is November 1, 2017. The company intends to file an application for regulatory approval with the National Energy Board in April 2017.

Today, TransCanada transports more than 25 per cent of the natural gas consumed across North America, and millions of people rely on the energy we deliver every day to heat and cool their homes, fuel industries and generate reliable sources of power, and the Canadian Mainline is a critical piece of energy infrastructure that allows this to happen. The Canadian Mainline is a regulated cost of service system that currently transports about 20 per cent of the natural gas produced in the WCSB to serve Canadian markets and interconnects with the U.S.

With more than 65 years' experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines,

Exhibit 99.1

power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 91,500 kilometres (56,900 miles), tapping into virtually all major gas supply basins in North America. TransCanada is the continent's leading provider of gas storage and related services with 653 billion cubic feet of storage capacity. A large independent power producer, TransCanada currently owns or has interests in over 10,700 megawatts of power generation in Canada and the United States. TransCanada is also the developer and operator of one of North America’s leading liquids pipeline systems that extends over 4,300 kilometres (2,700 miles), connecting growing continental oil supplies to key markets and refineries. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION
This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management's assessment of TransCanada's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TransCanada's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated February 16, 2017 and 2016 Annual Report filed under TransCanada's profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Shawn Howard / Mark Cooper
403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:
David Moneta / Stuart Kampel
403.920.7911 or 800.361.6522